Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: CHW Acquisition Corporation

Subject Company: CHW Acquisition Corporation

Filer’s Commission File Number: 001-40764

Date: February 4, 2022


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"Wag! is the one-stop shop for pet care, from dog walking to sitting, advise from pet experts, training, and wellness. Today, we are pawsitively thrilled to announce that we are moving tow becoming a publicly-traded company."
Garrett Smallwood
CEO
Wag!
TikTok
@wag

wag
It's Wag! · 6m ago

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🐾 Important information about the transaction can be found @ https://investors.wag.co/ (link in bio)!

♫ **FEEL THE GROOVE - Queens Road, Fabian Graetz**

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Wag!

wag

It's Wag! · 6m ago

Follow

🐾 Important information about the transaction can be found @ https://investors.wag.co/ (link in bio)!

♫ **FEEL THE GROOVE - Queens Road, Fabian Graetz**

0 0 Share to

https://www.tiktok.com/@wag/video/70606041683855967... **Copy link**


Thank you to the entire
Wag!
community.
TikTok
@wag

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wag

It's Wag! · 6m ago

Follow

Important information about the transaction can be found @ https://investors.wag.co/ (link in bio)!

♫ **FEEL THE GROOVE - Queens Road, Fabian Graetz**

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https://www.tiktok.com/@wag/video/70606041683855967... Copy link

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TikTok
@wag
Wag!
announces it is on its
way to becoming a
publically-traded
company through merger
with CHW A sition
Corp.

Report

wag
It's Wag! · 6m ago

Follow

Important information about the transaction can be found @ https://investors.wag.co/ (link in bio)!

♫ **FEEL THE GROOVE - Queens Road, Fabian Graetz**

0 0 Share to

https://www.tiktok.com/@wag/video/70606041683855967... Copy link

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